RECEIVED

2006 OCT 16 P 12:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan

06017569

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 6 October 2006
RG/rmj6897
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : Nine Months 2006 Sales : Continued sales momentum on top of strong comparables	6 October 2006	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED

OCT 24 2006

THOMSON FINANCIAL

Givaudan SA

P. de Rougemont

R. Garavagno

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

RECEIVED
File N° 1263-28-82-5087
2006 OCT 16 P 12: 01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Nine Months 2006 Sales: Continued sales momentum on top of strong comparables

Geneva, Switzerland – 6 October 2006 – From January to September 2006, Givaudan recorded sales of CHF 2,200.5 million, resulting in a growth of 3.3% in local currencies and 5.5% in Swiss francs. Despite strong comparables in the third quarter and the on-going streamlining of commodity ingredients, Givaudan continued its good sales growth momentum.

For the full year 2006, Givaudan is confident to grow above market and to sustain its solid 2005 year end margins.

Sales January – September 2006

In million CHF	2006	2005	Change in %	
			in CHF	in Local Currencies
Fragrance Division	918.6	850.9	8.0%	5.7%
Flavour Division	1281.9	1234.7	3.8%	1.6%
Total	**2200.5**	**2085.6**	**5.5%**	**3.3%**

Fragrance Division

The Fragrance Division recorded nine months sales of CHF 918.6 million, which represents a growth of 5.7% in local currencies and 8.0% in Swiss francs.

Fine Fragrances continued its double digit growth rate in all regions, essentially driven by new wins and a low erosion rate of the existing product portfolio.

Consumer Products significantly outperformed the market, with Eastern Europe, Asia Pacific and Latin America growing double digit. In Asia, the growth was realised across all customer groups and in the key markets of China and India. In Latin America, Argentina and Mexico achieved strong sales growth, primarily with regional and local customers. In North America, good growth was realised with regional customers.

The segments of household and air care showed the strongest sales growth, followed by a positive performance in fabric care and personal wash.

In **Fragrance Ingredients**, sales of specialties continued to increase at a double-digit rate, partially off-setting the planned decline in commodity ingredients, which is in line with Givaudan's ingredients portfolio strategy. The streamlining impact, through nine months, was CHF 14 million (expected full year impact CHF 17 million).

Flavour Division

The Flavour division recorded nine months sales of CHF 1,281.9 million, which represents an increase of 1.6% in local currencies and 3.8% in Swiss francs. Third quarter sales in local currencies stayed at previous year's levels due to strong comparables and the acceleration of the ingredients streamlining (nine months impact CHF 15 million, expected full year CHF 25 million), mainly affecting North America and Europe. The developing markets in Europe, Asia Pacific and Latin America showed a strong growth.

Sales in **Asia Pacific** declined slightly primarily due to the Japanese Beverage segment. This segment however started to recover in the third quarter with the launch of new products. The developing markets of China and India continued to grow at a double digit rate thanks to significant new wins and solid growth of existing business.

Latin America posted high single digit growth against strong comparables. All major segments contributed, with Confectionery and Savory achieving double digit growth, mainly due to new wins. Argentina and Columbia recorded double digit growth, along with solid sales growth in Brazil.

Sales in North America stayed at previous year's level primarily due to the impact of discontinued Savoury ingredients. Beverages and Confectionery continued to show good growth driven by new wins and a strong performance coming from the existing Confectionary business.

Sales in **Europe** continued their positive momentum. All major segments reported favorable results, with Confectionery growing at a double digit rate. Central and Eastern Europe recorded double digit growth, lead by Poland, Turkey and the CIS countries. This reflects our investments in these fast growing markets.

For further information please contact:
Peter Wullschleger, Givaudan Investor Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com